UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549




CURRENT REPORT
PURSUANT TO SECTION 13 OR 15 (D) of the SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 16, 2016


			Punch TV Studios, Inc.
(Exact name of registrant as specified in its charter)


        Delaware             024-10491               46-5033791
State or Jurisdiction  Commission File Number   IRS Indentification number
of Incorporation or
Organization


                         1123 East Redondo Boulevard
                         Inglewood, California 90302

                  (Address of principle executive offices)

                                 909.486.4742

             (Registrants telephone number, including area code)


Title of each class of securities pursuant to Regulation A Common Stock


ITEM 4 CHANGES IN REGISTRANTS CERTIFYING ACCOUNTANT

On May 10, 2016, Punch TV Studios, Inc. (the Company) sole director,
Joseph Collins, concluded that the board had made an administrative error concerning the qualifications of Daniel Leonard, the independent accountant who was previously engaged as the principle accountant to audit the Companys financial statements used in the filing of the Companys Form 1-A. Upon the Boards recommendation and approval, the services of Daniel Leonard were terminated immediately on that date.

On May 12, 2016 the Company attempted to provided Daniel R. Leonard with a copy of this Current Report and has requested that he furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission stating whether he agrees with the above statements. Danial R. Leonard did not respond therefore, a copy of such letter is NOT attached as an Exhibit to this Current Report.

Daniel Leonard has failed and refused to provide any cooperation regarding this change in Companys auditing accountant, including his failure and refusal to sign or acknowledge any termination documents provided to him on behalf of the Company.

During the Companys fiscal year end, the work last performed by Daniel R. Leonard, (a) there were no disagreements with Danial R. Leonard on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which if not resolved to the satisfaction of Daniel R. Leonard, would have caused it to make reference thereto in its report on the consolidated financial statements for such year and (b) there were no reportable events as described in Item 304(a)(1)(v) of Regulation S-K.

The report of Daniel R. Leonard on the consolidated financial statements of the Company and the related consolidated statements of operations, comprehensive loss, changes in stockholders deficiency, and cash flows for the year then ended did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles other than an explanatory paragraph as to going concern.

On May 16, 2016, the Company retained the services of MJF Certified Public Accountants and Management Consultants to take over the auditing duties of the Companys financial statements and to review and amend the prior audit reports of Daniel Leonard.

The Companys sole director has discussed the matter described above with the Companys independent accountants and advisors and the Company plans to restate the audit reports used in its filing of the Companys Form 1-A, and to correct and restate such financials as originally included therein, and to accurately account for any discrepancies in the Companys financial statements.

In approving the selection of MJF as the Companys independent accountant to audit the Companys financial statements, the Board of Directors, consisting solely of Joseph Collins, has considered all relevant factors, including that the Company and MJF are not aware of any conflicts of interest between the Company and Mr. Figueroa or the Company and MJF.

SIGNATURE
Pursuant to the requirements of Regulation A, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2016					PUNCH TV STUDIOS, INC.

							By: /s/ Joseph Collins
							Joseph Collins
							Chief Executive Officer
							Punch TV Studios, Inc.